UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-1217

CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.

(Exact name of registrant as specified in its charter)

4 Irving Place

New York, New York 10003

(212) 460-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cumulative Preferred Stock, 4.65% Series D ($100 par value)

(Title of each class of securities covered by this Form)

See Schedule A

(Title of all other classes of securities for which a duty to file reports under section 13(a) and 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Consolidated Edison Company of New York, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.

By:	/s/ Robert Muccilo
Robert Muccilo Vice President and Controller

Date: May 1, 2012

Schedule A

5.625% Series 2002A Debentures

4.875% Series 2002B Debentures

5.875% Series 2003A Debentures

3.85% Series 2003B Debentures

5.10% Series 2003C Debentures

4.70% Series 2004A Debentures

5.70% Series 2004B Debentures

5.30% Series 2005A Debentures

5.25% Series 2005B Debentures

5.375% Series 2005C Debentures

5.85% Series 2006A Debentures

6.20% Series 2006B Debentures

5.50% Series 2006C Debentures

5.30% Series 2006D Debentures

5.70% Series 2006E Debentures

6.30% Series 2007A Debentures

5.85% Series 2008A Debentures

6.75% Series 2008B Debentures

7.125% Series 2008C Debentures

5.55% Series 2009A Debentures

6.65% Series 2009B Debentures

5.50% Series 2009C Debentures

4.45% Series 2010A Debentures

5.70% Series 2010B Debentures

4.20% Series 2012A Debentures

$5 Cumulative Preferred Stock, without par value*

Cumulative Preferred Stock, 4.65% Series C ($100 par value)*

* On May 1, 2012, the New York Stock Exchange filed a Form 25 with the Securities and Exchange Commission with respect to these securities.